                                 PACIFICNET INC.
                              860 BLUE GENTIAN ROAD
                                    SUITE 360
                                 EAGAN, MN 55121

                                 FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:         MR. ADAM WASHECKA
Organization: UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Telephone Number: (202) 551-3375
Fax Number:   (202) 772-9205
Total Number of Pages, Including Cover Sheet: 12
Date:         APRIL 17, 2006

                                FROM: Victor Tong
                                Mobile Number:  (888) 866-1758
                                Fax Number:     (646) 349-1096

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE TELEPHONE THE ABOVE NUMBER FOR
ASSISTANCE.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUHORIZED TO RECEIVE IT. IF YOU ARE NOT THE INTENDED RECIPIENT OF THIS FACSIMILE, OR THE AGENT RESPONSIBLE FOR DELIVERING IT TO THE INTENDED RECIPIENT, YOU HEREBY ARE NOTIFIED THAT ANY REVIEW, DISSEMINATION, DISTRIBUTION, OR COPYING OF THIS COMMUNICATION STRICTLY IS PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE NOTIFY US IMMEDIATELY BY TELEPHONE AND RETURN THE ORIGINAL TO THE ABOVE ADDRESS BY REGULAR POSTAL SERVICE WITHOUT MAKING A COPY. THANK YOU FOR YOUR COOPERATION.

                                 PACIFICNET INC.
                              860 BLUE GENTIAN ROAD
                                    SUITE 360
                                 EAGAN, MN 55121

                                                                 April 17, 2006

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Mail stop 3561
Washington, D.C. 20549

       RE:  PACIFICNET INC.
            FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
            FILED APRIL 19, 2005

            FORM 10-QSB FOR FISCAL QUARTER ENDED SEPTEMBER 30, 2005 FILE NO. 000-24985

VIA EDGAR--CORRESP
------------------

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on April 4, 2006. In connection with that comment letter, the SEC had asked that we amend certain filings. Per our telephone discussion, we believe most of the comments do not warrant a revision to our filings, however we understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. As such, no filings have been amended simultaneously with submitting this correspondence.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

         o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
         o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
         o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In our routing internal financial audit meetings and financial disclosure meetings with the senior management and financial controllers of our subsidiaries, we have been over-emphasizing the fact that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that all personnel have provided all information investors require for an informed investment decision.

If you have any further questions, please feel free to contact me at my Global Forwarding Mobile Number at 888-866-1758.


Sincerely,

/s/ Victor Tong
---------------
Victor Tong, President
PacificNet Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004
---------------------------------------------------

Item 1. Description of Business, page1
--------------------------------------

Consolidation of Variable Interest Entities, page 5
---------------------------------------------------

RESPONSE:

After further analysis, we agree that the respective management agreements between the DE's and WOFE's create a variable interest and we do not qualify for the business scope exception of FIN 46R. Accordingly, we will therefore consolidate these two DEs as VIE through their respective WOFE's from the date of acquisition in accordance to paragraph 5 of FIN 46R.

When consolidating Sunroom-DE and Dianxum-DE where PACT is the primary beneficiary and the VIE are commonly controlled but there is no direct ownership interest for the primary beneficiary in the VIE, we have considered the following:

         o Carrying amounts of the VIE are consolidated into the financial statements of PACT as the primary beneficiary (referred as "Primary Beneficiary" or "PB");

         o Intercompany transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety; and

         o Because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.

Accordingly, the following Table 1 illustrates how we will consolidate the financial statements of the VIE into our consolidated financial statements for 10KSB in 2005: TABLE 1: PRIMARY BENEFICIARY AND VIE CONSOLIDATED BALANCE SHEET WORKSHEET DECEMBER 31, 2005

------------------------------------------------------------------------------------------------
As at December 31, 2005 in                                                           1ST LEVEL
Rmb000s                            SPV#                                            CONSOLIDATED
(Unaudited)                      BVI+WOFE         VIE       ELIMINATIONS             BALANCES
------------------------------------------------------------------------------------------------
Fixed assets                    $   132         $   577              --               $   709
Current assets                      910           6,324              --                 7,234
A/R from VIE                      1,560              --      (1)$(1,560)                   --
Loan receivable from VIE          1,899                          (1,899)                   --
                                ----------------------------------------------------------------
TOTAL ASSETS                      4,501           6,901          (3,459)                7,943
                                ================================================================

Current liabilities                (110)           (101)             --                  (211)
Payable to PB                        --          (3,459)       (1) 3,459                    --
Due to PACT group                    --          (2,120)             --                (2,120)
Common stock                     (2,215)         (1,010)       (2)1,010)               (2,215)
Retained earnings                (2,176)           (211)       (2) (211)               (2,176)
Minority interest/VIE                --              --        (2)(1,221)               (1,221)
                                ----------------------------------------------------------------
TOTAL LIABILITIES/EQUITY         (4,501)         (6,901)          3,459                (7,943)
                                ================================================================

Net sales                       $ 3,053           5,401        (3)(3,053)                5,401
Cost of sales                      (219)         (3,666)       (3)(3,053)                 (832)
Gross profit                      2,834           1,735              --                 4,569
Operating expenses                 (658)         (1,602)             --                (2,260)
Provision for taxes                  --            (133)             --                  (133)
                                ----------------------------------------------------------------
NET INCOME                        2,176              --              --                 2,176
                                ================================================================

# Special purpose vehicle
## PACT's wholly owned subsidiary, Strategic, being the primary beneficiary interest in the DE is channeled through special purpose vehicles, i.e. Dianxum BVI and WOFE

The related elimination entries for level 1 consolidation are as follows:

ELIMINATION ENTRY #1:                                   Dr.                Cr.
---------------------                                   ---                ---

Payable to SPV/WOFE                                    3,459
         Receivable from VIE                                              3,459
TO ELIMINATE A/R($1560) FROM AND LOAN
($1,899) TO VIE

ELIMINATION ENTRY #2:
---------------------
Common stock -VIE                                      1,010
Retained earnings-VIE                                   211
  Minority interest-VIE                                                   1,221
To reclassify VIE equity as minority interest.

ELIMINATION ENTRY #3:
---------------------
Sales                                                  3,053
    COGS                                                                  3,053
To eliminate intercom VIE's revenue and COGS

Not shown in the above Level 1 consolidation but further adjustments for level 2 consolidation will be needed for the above level 1 consolidated Dianxun and the PACT Group. Further consolidating adjustment and elimination Journal Entries will include the following:

LEVEL 2 CONSOLIDATION
ELIMINATION ENTRY #4:
---------------------
Loan payable to PACT group                             2,120
    Loan receivable from Clickcom VIE                                       2,120
To eliminate Loan to VIE

Elimination Entry #5
Minority interest earnings from WOFE                   1,066                             =2,176*49%
         Minority interest - B/S                                            1,066
TO ELIMINATE MINORITY INTEREST SHARE OF WOFE'S
EARNINGS


PACT's consolidated net profit attributed from Dianxum including the VIE should be approx. Rmb1,110,000 ($2,176,000 * 51%). Likewise, Sunroom-DE will be consolidated in the same way.


Consolidated Statements of Cash Flows, page 32
----------------------------------------------

#2. We reiterate our previous comment 2 and continue to believe that the increase in the minority interest balance resulting from new acquisition should not be included as an adjustment to net income to arrive at cash flows from operating activities.

RESPONSE:

STATEMENTS OF CASH FLOWS
After considering the concerns raised by the staff of the SEC, management has concluded that certain prior year balances in the Consolidated Statements of Cash Flows of 2004 should be amended to appropriately present the effects of part cash and part non-cash acquisitions per paragraph 32 of FASB 95. The following table shows the amended Consolidated Statements of Cash Flows and the related disclosure:

-----------------------------------------------------------------------------------------------------------------
PACIFICNET INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars, except loss per share and share amounts) (RESTATED)
-----------------------------------------------------------------------------------------------------------------
                                                                                     2004              2003
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)                                                                $    774         $ (1,878)
Adjustment to reconcile net earnings (loss) to net cash used in operating activities:
Expenses settled by issuance of common shares                                            --              127
Minority interest                                                                     1,623             (596)
Undistributed earnings of affiliate                                                     (32)              --
Loss on disposal of fixed assets                                                         --              208
Provision for write-off of intangible assets                                             --              761
Unrealized losses on marketable equity securities                                        17               --
Provision for write-off of goodwill                                                      --               19
Depreciation                                                                             78               72
Amortization                                                                             --                4
Changes in current assets and liabilities net of effects from purchase of subsidiaries:
   Accounts receivable and other current assets                                      (3,584)             272
   Inventories                                                                       (1,221)              --
   Accounts payable and other accrued liabilities                                    (2,069)             106
                                                                                   ---------        ---------
Net cash used in operating activities                                                (4,414)            (905)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash-pledged bank deposits                                    (3,289)             (52)
Acquisition of property and equipment, net of effect from purchase of                  (206)             (29)
subsidiaries
Acquisition of intangible assets                                                         --              (19)
Acquisition of subsidiaries and affiliated companies, net of cash provided
to acquired subsidiaries                                                               (724)            (211)
Acquisition of marketable securities                                                    (46)              --
                                                                                   ---------        ---------
Net cash used in investing activities                                                (4,265)            (311)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances under bank line of credit                                                       --              634
Proceeds from sale of common stock                                                   11,773               --
Proceeds from exercise of stock options                                                 496              235
Proceeds from exercise of warrants                                                      220              175
Repurchase of common stock                                                              (99)              --
Repayment of bank overdraft                                                            (548)            (465)
Repayments on bank loans, net of effect from purchase of subsidiaries                  (130)             717
Repayments on capital lease obligations                                                 (92)              49
                                                                                   ---------        ---------
Net cash provided by financing activities                                            11,620            1,345
NET INCREASE IN CASH AND CASH EQUIVALENTS                                             2,941              129
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                          3,823            3,694
                                                                                   ---------        ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                                             $  6,764         $  3,823
CASH PAID FOR:
  Interest                                                                               20               54
  Income taxes                                                                           20               --
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Investment in subsidiary acquired through issuance of subscriptions payable        $     --              722
Common stock issued to satisfy certain liabilities and to settle expenses          $     --              127
Investments in subsidiaries acquired through the issuance of common stock          $  9,637               --

STATEMENTS OF CASH FLOWS SUPPLEMENTARY INFORMATION

During 2004, PACT made investments for approximately US$11,325,000 in subsidiary and affiliated companies in form of cash and equity consideration of US$1,688,000 and US$9,637,000 respectively. This amount represents equity interests in EPRO (50%), LINKHEAD (51%), YUESHEN (51%), SMARTIME (51%) and CHEER ERA (30%). The details of these acquisitions are separately disclosed in the notes to the consolidated financial statements under Note 2 "BUSINESS ACQUISITIONS" in our 2004 10-KSB. As the consideration for these acquisition transactions are part cash and part non-cash, breakdown below is the cash portion paid for the subsidiaries and affiliated company acquired:

-------------------------------------------- ------------------------------ -----------------------------
                                                         2004
                                                      IN US$000S                       REMARK
-------------------------------------------- ------------------------------ -----------------------------
EPRO - subsidiary                                      $ 500.0                          (a)
LINKHEAD - subsidiary                                    222.5                          (b)
YUESHEN - subsidiary                                     579.9                          (c)
SMARTIME - subsidiary                                     --
CHEER ERA - affiliated                                   385.6
                                                       --------
Subtotal:                                                1,688

Less cash acquired in subsidiaries                        (964)            Cash still contained within
(a+b+c) less US$338.3 paid to selling                  --------            the group on consolidation
shareholder of YUESHEN

Net cash paid for the acquisition:                     $   724
                                                       =======

As at December 31, 2004, the summary of the assets and liabilities arose from purchase of subsidiaries is as follows:
--------------------------------------------------------------------------------
ESTIMATED FAIR VALUES IN US$000 ON CONSOLIDATED BASIS:                    2004
--------------------------------------------------------------------------------
Current assets and other assets                                         $ 4,209
Property, plant and equipment                                               524
                                                                        -------
Total assets acquired for 100%                                            4,733
Current liabilities assumed                                              (3,269)
Long term debt assumed                                                     (256)
                                                                        -------
Net assets acquired for 100%:                                           $ 1,208
                                                                        =======

Nature of Operations and Summary of Significant Accounting Policies, page 33
----------------------------------------------------------------------------
Revenue Recognition, page 33
----------------------------

# 3 We note from your response to comment 5 that you recognize revenue for all types of cards distributed by YueShen on a gross basis. However, on page 9 your response letter dated January 15, 2006 you indicate that YueShen recognizes revenue net as an agent. Please reconcile for us this apparent discrepancy between your two response letters.

RESPONSE:

We confirm we always recognize revenue for all types of cards distributed by YueShen on a gross basis, which is based on the indicators of gross revenue reporting per EITF99-19 as follows:

         o YueShen is subject to general inventory risk because YueShen makes purchases on a cash basis with major telecom operators and takes title (maintains an inventory of products) before the products are ordered by customers.
         o YueShen has latitude in establishing the pricing power of products; however it seldom exercises it due to intense competition in this market.
         o YueShen is subject to physical inventory loss risk (after customer order or during shipping).
         o YueShen has credit risk as it is responsible for collecting the sales price from the customer and it responsible for paying the supplier regardless of whether or not the sales price is fully collectible.

We confirmed that the YueShen revenues reported in our filings have always been reported on a gross basis. However, as many people worked on the past several rounds of SEC response, due to lack of version control this caused the apparent discrepancy between last two response letters. We apologize for this confusion.


Business Acquisitions, page 39
------------------------------

# 4 We refer to your response to comment 6. Please tell us the valuation model and the significant assumptions you will use to value the warrants issued in conjunction with your 2004 and 2005 acquisitions. Further, if you value your shares of common stock at a price that is different than the market value of those shares for a reasonable period before and after the date that the terms of the acquisitions have been agreed to, explain to us your GAAP basis for doing so.

RESPONSE:

Section 3 of each of the four Sales & Purchase (S&P) Agreements that are in question, sets forth the purchase consideration for the transaction and includes as part of the purchase consideration a warrant to purchase shares of common stock. Initially, upon consummation of each respective transaction, we deemed the warrants to be outstanding even though warrant agreements were not issued and, in our periodic reports, we had included the warrants in the number of total warrants outstanding. However, after further review and discussion with our legal counsel in Hong Kong of the S&P Agreements, we understand that under Hong Kong law due to (i)the ambiguity of the S&P Agreements with respect to the issuance of the warrants and (ii) the lack of actual instruments to transfer the warrants, such as a warrant agreement that is signed and sealed by the Company and property registered at the Company Registrar of securities in Hong Kong, there is no irrevocable obligation by the Company to issue the warrants. Furthermore, because the net income milestones were not achieved as required under the S&P Agreements, the Warrants are no longer part of the purchase consideration.

Considering the S&P Agreement in its entirety, the obligations of the Sellers and Warrantors, and representations and warranties made by them that the operating companies would attain certain net income milestones, under Hong Kong law, due to the ambiguity and vague terms with respect to the delivery of the warrants, Section 3 did not create an obligation by the Company to issue the warrants, but only an offer by the Company to issue the warrants subject to the satisfaction of certain warranties by the Sellers with respect to the achievement of net income milestones.. Under Hong Kong law, until the Company issues a separate warrant agreement at a later date with the definitive instrument of securities transfer and a proper means by which the recipient can notify the Company of an exercise of a warrant the warrant is not deemed to be issued and outstanding. Furthermore, when warrants are delivered the Company would have an obligation at that time to ask for a signed or/and chopped receipt from the warrants recipients and to properly record them in the Company's Registrar of Securities. When that has occurred, then at that time, the offer to issue the Warrants becomes an irrevocable obligation to issue the Warrants, and then the Warrants would be considered issued and outstanding on the books of the Company.

Based on the opinion of our legal counsel in Hong Kong the Company does not have an irrevocable obligation to issue the Warrants and therefore the Warrants are not considered issued and outstanding. Furthermore, the offer to issue the Warrants is no longer part of the purchase price in the S&P Agreements due to the failure by the Sellers to satisfy their warranties in the S&P Agreements. Accordingly, the warrants should not be valued.

HOWEVER, IF THE SEC DOES NOT AGREE WITH OUR CONCLUSION AND THE OPINION OF OUR LEGAL COUNSEL FROM HONG KONG THAT THESE WARRANTS ARE NOT ISSUED AND OUTSTANDING, WE ARE PREPARED TO VALUE THE 50,000, 80,000, 50,000, AND 50,000 WARRANTS TO YUESHEN, CHEER ERA, SMARTIME, AND CLICKCOM, RESPECTIVELY, IN CONJUNCTION WITH OUR ACQUISITIONS IN 2004 AND 2005. We will value the warrants using the Black Scholes Stock Option Pricing with 3 months average pricing prior to the completion in order to minimize the possible price fluctuations in accordance with paragraph 22 of FAS 141. As indicated in Appendix I for the valuation of warrants for our business acquisitions in FY2004, we will account for the excess value of each acquisition for the respective quarter ended and cancel them at the end of the year 2005. We believe the 3 months average price is reasonable for the reason given in our next response below.

The valuation of the warrants and common stock were as follows for our business acquisitions:
2004 ACQUISITIONS:

                                                                Avg 3 prior
                                                                  months                  using quoted
                                                                   pact                   market price
                     %                                            quoted           --------------------------
           signing owner-  war-                  cs=value computed  mkt   total                                adjusted
            date    ship  rants   cash  cs=shares  used    value  value  computed    cash      cs    warrants    value      diff
            ----    ---  ------   ----  ---------  ----    -----  ------ --------    ----      --    --------    -----      ----
Yue Shen  4/12/2004 51%  50,000 $338,303 106,240 $616,195  $5.80  $5.47 $1,196,143 $579,948 $581,132 $187,616 $1,348,696 $ 152,553
--------                        $241,645
exer @                          --------
5-day                           $579,948
avg price
before                                                                                    7
signing
date of
agreement;
expire in
3 yrs

Smartime  9/15/2004 51%  50,000 $      - 100,000  500,000  $5.00  $3.10 $  500,000 $      - $310,000 $ 77,631 $  387,631 $(112,369)
--------
exer
@ 5-day
avg price
before
signing
date of
agreement;
expire in
3 yrs

Cheer Era 4/16/2004 30%  80,000 $385,604 149,459  771,208  $5.16  $5.26 $1,156,812 $385,604 $785,407 $298,288 $1,469,299 $ 312,487
---------
exer
@ 5-day
avg price
before
signing
date of
agreement;
expire in
3 yrs

Clickcom  2/16/2004      50,000  $     - 130,000  650,000  $5.00  $6.70 $  650,000 $      - $871,000 $263,105 $1,134,105 $ 484,105
--------                                                                ----------                            ---------- ---------
exer @
5-day
avg price
before
signing
date of
agreement;
expire in
3 yrs
                                                                        $3,502,955                            $4,339,732 $ 836,777

In terms of your second question, the acquisition share price is a negotiated number based on what our acquiree is willing to accept despite the possible volatility in our stock price. During the time of the negotiations we use the 3 month average market share price commencing at the time we begin negotiations until we execute the transaction documents as a guideline to determine the acquisition price. The three month average price is only a reference point for the negotiated number and, at times, we may be able to negotiate the acquisition share price higher. In the chart below, (i) the acquisition share price and the three-month average price is about the same for Cheer Era and YueShen, (ii) for Clickcom, the acquisition price was only $5.00, but the three-month average price was $6.70, this is because we had been negotiating with Clickcom long before November 17, 2004, and we did not take into account in the acquisition price the huge share price spike after November 17, 2004; and (iii) for Smartime, the acquisition share price of $5, which is significantly higher than the $3.10 three-month average share price, was a good deal for the Company and was an amount that the Smartime shareholder(s) was willing to accept for the acquisition.


---------------------- -------------------------------------- --------------- --------------
                                                                 3 MONTHS
                                                                 AVERAGE
                                                               MARKET SHARE    ACQUISITION
     SUBSIDIARY             NEGOTIATION PERIOD (AROUND)           PRICE#       SHARE PRICE
====================== ====================================== =============== ==============
Cheer Era                     Jan 15-04 to Apr 15-04               $5.3           $5.16
---------------------- -------------------------------------- --------------- --------------
Yue Shen                      Jan 13-04 to Apr 13-04               $5.5           $5.80
---------------------- -------------------------------------- --------------- --------------
Clickcom                       Sep16-04 to Dec16-04                $6.7           $5.00
---------------------- -------------------------------------- --------------- --------------
Smartime                      Jun 15-04 to Sept 15-04              $3.1           $5.00
---------------------- -------------------------------------- --------------- --------------
# PRIOR TO CLOSING




                                      *****

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me on my Global Forwarding Mobile number at 888-866-1758.


Sincerely,

/s/ Victor Tong
---------------
Victor Tong, President